Anthony J. Zeoli Partner Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

October 10, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Erin E. Martin and Eric Envall

Re:	CERES Coin LLC (CIK No. 0001734118)

Draft Offering Statement on Form 1-A

Response to Inquiry Letter dated October 1, 2019

We are in receipt of your inquiry letter with respect to the above identified applicant dated October 1, 2019. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

EXHIBIT A

INQUIRY RESPONSES

General

1.	We note your response to comment 2, particularly your analysis regarding whether the Tokens would be considered “equity interests,” and your emphasis on whether they would represent an ownership interest in your company. Please provide us with a more thorough and detailed legal analysis as to why the Tokens, which have distribution, liquidation and voting rights, are not equity securities. Your analysis should include specific citations to, and a comprehensive discussion of, relevant statutory law, as well as any relevant Commission releases, no-action letters, or other materials that you deem instructive. To the extent you continue to believe that the Tokens should be considered debt securities, please provide a similarly detailed legal analysis.

With respect to the Tokens, we have discussed this internally and we agree with the SEC’s position that the Tokens should be treated as equity and not debt securities. As you mentioned above, the Tokens do provide the holders with certain distribution, liquidation and voting rights which are traditionally indicative of equity and not debt securities. Moreover, the Company will not have an obligation to repay any amounts invested by a Token holder as would be expected with a traditional debt security. In fact, any amounts to be paid to Token holder will be entirely dependent on the amount of revenues received by the Company (if any) from its “Blockchain Business” and/or its “Loan Business.” As a result of the foregoing, we will revise the Offering Circular (and the ancillary documents) to reflect the Tokens as being equity and not debt securities.

With respect to the Coins however, we believe these should be considered debt securities. Unlike the Tokens there is an absolute obligation of the Company to repay the amounts invested by the Coin holders upon the earlier of demand from the holder (i.e. the exercise of the inherent “put” option) and any bankruptcy/liquidation of the Company (or its Blockchain Business). Additionally, per the terms of the Coin Rights Agreement (in particular Section 4(e)(i) thereof) the Company is expressly obligated to segregate and reserve all amounts received from the sale of the Coins, without use, to facilitate the foregoing payment obligations. This essentially creates a 100% “sinking fund” for such repayment obligations. Finally, unlike the Tokens the Coin holders will not have any voting rights other than in connection with a proposed amendment to the Coin Rights Agreement itself.

Given the unique nature of the Coins we were unable to find any regulations/treaties outside of the tax space which directly support, or are even on point, with our analysis of the Coins as debt securities. However, given the inherent features of the Coins as outlined above we see no material difference between a Coin and a non-convertible promissory note which is payable on demand. A demand promissory note is an express payment obligation of the maker which could only be classified as a debt security. These notes typically have no outside maturity date and, by their nature, are payable upon the demand of the holder (if not sooner as a result of the bankruptcy/liquidation of the debtor).

As noted above the terms of the Coins are virtually identical to those of a non-convertible promissory note which is payable on demand. There is an express obligation of the Company to repay Coin investors and such repayment is payable on demand (i.e. as a result of the exercise of the “put” option), if not sooner as a result of the bankruptcy/liquidation of the Company. With respect to the one instance where the Coin holders would have the right to a vote (i.e. in connection with a proposed amendment to the Coin Rights Agreement itself), this is analogous to the typical right of a holder of a demand promissory note to vote/consent to any amendment of such note. Based on the foregoing, and again taking into account the fact that the Company is expressly required to segregate and reserve all amounts received from the sale of the Coins without use, we believe the Coins should be considered debt and not equity securities.

2.	We note your response to comment 3, which indicates that you have revised the offering circular throughout to discuss the terms and functionality of the Tokens as you expect them to be upon full development and completion. Please note that the offering circular should accurately reflect the current state of your business and the securities being offered. To the extent the material terms and functionality of the Tokens are not completed at the time of filing your next amendment, you should clarify as such and highlight the prospective nature of such features. Finally, as noted in comment 3, please be advised that, since you are not eligible to conduct a delayed offering, all of the material offering terms must be established and set forth in the offering statement prior to the time of qualification. Refer to Rule 251(d)(3) of Regulation A.

- Response Forthcoming

3.	We note your response to comment 7. The revised version of your subscription agreement continues to refer readers to Section 13(o) instead of Section 13(p) in Section 13(o)(i). Please revise. In addition, we note that the coin agreement, token agreement and subscription agreement all provide that disputes resulting from breaches of the federal securities laws will be “commenced in any federal or state court of competent jurisdiction in Washington, DC . . . .” Please revise your offering circular to prominently and clearly disclose this provision, including the risks or other impacts to investors as a result of this provision and any uncertainties regarding its enforceability. Finally, please clarify if by “state court” in Washington, D.C., you mean “Superior Court.” In this respect, we note that there is not a “state” court in Washington, D.C. We may have further comment.

- Response Forthcoming

4.	We note your response to comment 8 regarding the applicability of our comment to the operating agreement. As noted in comment 1 above, we continue to seek additional analysis on your position that the Tokens do not represent “equity interests” and as such, we may have further comment.

As discussed above we are taking the position that the Tokens will be equity securities. That being said, the Operating Agreement is the agreement governing the agreements between the Company and its “members.” Token holders have expressly limited distribution/voting rights and will not in any way be deemed “members” of the Company. As such Token holders will not be parties to the Operating Agreement and further modifications to the subject dispute clause should not be required.

5.	We note your response to comment 9 and reissue the comment. It appears that your subscription agreement still states that “all hearings will take place in Washington D.C., Illinois.” Please revise for clarity.

- Response Forthcoming

Article I: About this Offering Circular; Forward-Looking Statements, page 13

6.	Your disclosure in the second paragraph of this section indicates that the information in the offering circular is only as of December 7, 2018. Please update to a more recent date or advise.

- Response Forthcoming

Article III: Risk Factors, page 25

7.	We note your response to comment 12 as well as your disclosure regarding the absence of registration under the Investment Company Act and the Investment Advisers Act as well as your absences of registration as a broker-dealer or ATS. While we do not have any comments about these issues at this time, our decision not to issue comments should not be interpreted to mean that we either agree or disagree with your analysis.

- Response Forthcoming

Absence of Registration as a Money Transmitting Business or Money Services Business: page 42

8.	We note your response to comment 11 and that you do not intend to register as a money transmitting business or money services business with FinCEN or any state regulatory authority. Please revise your disclosure to discuss the applicability of the FinCEN guidance on the “Application of FinCEN’s Regulations to Certain Business Models Involving Convertible Virtual Securities” on your business. In this respect, please also address whether you have engaged with FinCEN or state regulators on the subject.

- Response Forthcoming

Description of the Framework, page 48

9.	We note your reference to information available at a website on the Hyperledger Fabric protocol in footnote 10. The description of the material terms of the Hyperledger Fabric protocol as it applies to the description of your Framework must be in your offering circular and not referred to in another document. Please revise or advise.

- Response Forthcoming

Description of Proposed Transactional Coin Usage and Trading; Transaction Fees, page 50

10.	Please describe how you will be able to ensure that a retail customer will be able to purchase Coins directly from you using their credit/debit cards without having the purchase rejected by the retail customer’s banking institution for the reasons you describe in the offering statement as making such institutions “skittish” to be involved in this industry.

- Response Forthcoming

Coin Buyback/Buyback Price, page 53

11.	We note your responses to comments 15, 16 and 17. We continue to be unable to agree with your analysis that the exception in Rule 102(b)(4) is available for the buyback transactions contemplated in your offering circular. In this respect, we note that it appears that if the company engages in the proposed Coin buyback plan while, at the same time, it also engages in a continuous distribution of the Coins, such activity may be inconsistent with Rule 102 of Regulation M.

Regulation M is concerned with preventing market manipulation in connection with the offering and sale of securities. More particularly, pursuant to adopting Securities Exchange Act Release No. 38067: “Regulation M is intended to preclude manipulative conduct by persons with an interest in the outcome of an offering.” We acknowledge the Regulation M concerns the SEC has with respect to the “call” option of the Company made part of the Coin “Buyback” provisions. However, rather than continue to press our prior contentions with respect to Rule 102(b)(4), we propose an alternative that we believe would alleviate the foregoing concerns.

As Regulation M is concerned with precluding manipulation “of an offering” we propose revising the subject “call” option of the Company to be effective only after the offering of the Coins has been completed or terminated. Once the offering of the Coins has ended or is terminated, the “Restricted Period” has ended and the prohibitions of Regulation M no longer apply. Put another way, the Company could not exercise the subject “call” option so long as any Coins were then available for sale. If the Company is not permitted to exercise the subject “call” option while Coins are still being offered for sale then there is no ability of the Company to manipulate the offering of the Coins and there should thus be no Regulation M concerns with respect to this option. Assuming you agree with the foregoing proposal we would revise the Offering Circular (and the ancillary documents) accordingly.

In addition to the above, we acknowledge the Regulation M concerns the SEC has with respect to the “stabilization” language related to the Coins included in the Offering Circular. This language will be removed in the next iteration of the Offering Circular.

Competitive Analysis, page 53

12.	We note your disclosure on page 60 that a major flaw in your competitors’ business models is that their digital assets, to the extent they are considered securities, are not being issued or offered in compliance with the federal securities laws, including through registration or exemption. Please provide the basis for management’s belief.

- Response Forthcoming

Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds, page 76

13.	We note that your disclosure that you may withdraw, cancel or otherwise terminate your offering without notice. Please revise to clarify that you will update your offering circular via a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance. We also direct you to the reporting obligations outlined in Rule 257 of Regulation A.

- Response Forthcoming

Required Verifications, page 77

14.	We note your response to comment 22. In footnote 43, it appears that you are directing a reader to further information that is not contained in your offering circular. The description of the material terms of your AML/KYC verification must be in your offering circular and not referred to in another document.

- Response Forthcoming

Procedures for Purchasing Tokens: Rejection by the Company, page 79

15.	We note your response to comment 24. Please clarify for us the basis for your statement that you will not have any liability with respect to any resulting difference between the original value of the cryptocurrency and the returned value. In this respect, we note that you retain significant discretion in determining whether to accept or reject, in full or in part, an investor’s subscription and may do so for any reason. Please indicate whether you have obtained a legal opinion from counsel as to this lack of liability.

- Response Forthcoming

Approved Forms of Payment: Payment Mechanics: Approved Cryptocurrency, page 80

16.	We note your responses to comments 25 and 26. We note your disclosure that the Final AC Exchange Value of an Approved Cryptocurrency will be determined at the AC Settlement Date rather than at the time of purchase and that the time lapse from the initial purchase and the AC Settlement Date could be several days. Considering the highly volatile nature of cryptocurrency values, please explain whether you intend to provide a purchaser with the opportunity to make a new investment decision and reaffirm his or her interest once the AC Exchange Value has been set.

We have discussed this internally and rather than continue to further modify the “Approved Cryptocurrency” provisions we will remove all references to the same in the next iteration of the Offering Circular (and all ancillary documents) and provide that the Tokens may only be purchased in cash.

17.	Please include a risk factor to highlight that a decrease in the value of Approved Cryptocurrency will be borne by a potential purchaser and not the company. In addition, to provide us with better context for your plan of distribution, please explain to us why an investor would chose to purchase the Tokens using cryptocurrency as opposed to U.S. dollars given that the total amount of Tokens that the investor will ultimately receive will be based solely on the amount of U.S. dollars that you will receive in exchange for such cryptocurrency and that you will not finalize any purchase order until such exchange has occurred.

See Item 16 above.

18.	Please explain to us in detail why you will not be able to refund the portion of a particular purchaser’s Approved Currency that is not used to purchase your Tokens.

See Item 16 above.

19.	Your disclosure on page 83 appears to indicate that investors will be responsible for any fees associated with exchange of the accepted cryptocurrency for U.S. dollars that Gemini will charge, however, you have not provided any detail regarding such fees, or potential range of fees, except that they are subject to fluctuation. Given that the amount of Tokens that an investor will receive will be based on the Final AC Exchange Value, which is net of such fluctuating fees, it is unclear to us how your proposed offering price will be set “at a fixed price” as required by Rule 251(d)(3)(ii) of Regulation A. Please provide us with your detailed legal analysis as to how your proposed pricing structure as it relates to the acceptance of cryptocurrency is in compliance with Rule 251(d)(3)(ii).

See Item 16 above.

Additional Advertising, page 84

20.	We note your response to comment 27. Please delete the following language, “and prospective Token purchasers must read and rely on the information provided herein and therein in connection with their decision to purchase a Token.” Please note that it is inappropriate to require an investor to represent that it has read the offering materials.

- Response Forthcoming

Permitted Transfers: Secondary Trading, page 84

21.	We note your response to comment 19, however, you have not revised all instances wherein you discuss the potential secondary trading or offer of the Tokens on one or more Token Trading Platforms. Please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of the Tokens in all instances in your offering circular wherein you discuss the potential secondary trading or offer of the Tokens. For example only, we note that the “Plan of Distribution” paragraph that appears in your “Offering Summary” section should be revised in compliance with this comment.

- Response Forthcoming

Form of Tokens; Protocol; Validation, page 114

22.	Please provide additional detail about the KoreProtocol upon which the Tokens are built, such as any conventions or standards to which KoreProtocol tokens must adhere. In addition, please clarify if there is a potential for any modifications to the Tokens and the underlying KoreProtocol that could occur after delivery and if so, by whom (e.g., the company, KoreConX or third parties) and whether such modifications could remove or adversely impact any of the rights of token holders. If such material modifications to the Tokens could occur, please clarify whether such changes could result in a new security being created and an exchange of the new security for the existing Tokens. Address how such an exchange would be made and whether the exchange would be registered under the Securities Act.

- Response Forthcoming

Equity Rights/Voting Rights/Information Rights, page 116

23.	The second bullet point in this section indicates that the Tokens have no voting rights, however, later in this section, you list the matters that would require the affirmative consent of a majority of token holders. Given that there are voting rights, albeit limited, associated with the Tokens, it is confusing to also describe them as having no voting rights. Please revise accordingly.

- Response Forthcoming

Record Keeping; Token Ledger; Transfer Agent, page 123

24.	Please revise to clarify if KoreConX is a registered transfer agent. Please also clarify that to the extent you elect to replace the transfer agent that you will also update the offering circular via either a supplement or a post-qualification amendment, depending on the facts and circumstances at the time.

- Response Forthcoming

Article XV: Financial Statements, page 130

25.	Consistent with your response to comment 32, please revise to update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A as / when they are completed.

- Response Forthcoming